1050 – 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: chris@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR ; OTCQX: IRRZF
July 30, 2019	www.integraresources.com

INTEGRA RESOURCES SEDAR FILES NI 43-101 TECHNICAL REPORT FOR THE UPDATED DELAMAR

PROJECT RESOURCE ESTIMATE

Press Release Highlights:

• 3.9 Moz AuEq (2.4 Moz Au, and 116.5 Moz Ag) upgraded from inferred into measured and indicated category (“M&I”) in the DeLamar Project global (DeLamar Deposit + Florida Mountain Deposit) resources, with an average grade of 0.70 g/t AuEq (0.43 g/t Au, 21.0 g/t Ag) employing a 0.2 g/t AuEq cut-off for oxide/transitional resources, and a 0.3 g/t AuEq cut-off for unoxidized resources.

• DeLamar Project global inferred resources updated to 501,000 oz AuEq (343,000 oz Au, 12,240,000 oz Ag) at an average grade of 0.55 g/t AuEq (0.38 g/t Au, 13.5 g/t Ag) employing a 0.2 g/t AuEq cut- off for oxide/transitional resources, and a 0.3 g/t AuEq cut-off for unoxidized resources.

• Approximately 90% of the DeLamar Project global resources have been upgraded to an M&I category.

• Preliminary Economic Assessment (PEA) on track for scheduled September completion.

• 2019 Exploration program mid-progress:

o 1 drill rig currently in operation on Florida Mountain.

o Airborne geophysical and hyperspectral surveys recently flown covering entire land package, surveying for the first time many prospective target areas on trend in newly staked territory. Since the original DeLamar and Florida Mountain acquisitions, Integra has grown its land package by approximately 370% and it now sits at over 11,000 hectares.

Vancouver, British Columbia – Integra Resources Corp. (TSXV:ITR ; OTCQX:IRRZF) (the “Company” or “Integra”) is pleased to announce that it has filed on SEDAR the independent NI 43-101 Technical Report (the "Report") detailing the updated Mineral Resource Estimate for the DeLamar Project located in southwestern Idaho, as described in the Company's news release dated June 17, 2019. The Report is available on SEDAR under the Company’s profile, and on the Company’s website at:

https://www.integraresources.com/site/assets/files/2572/ni43-101delamarfloridamtn2019_vfinal.pdf

The Report filed today incorporates approximately 30,000 meters (“m”) in 93 drill holes of new infill and extensional drilling completed at the DeLamar Project since Integra acquired the Project in November of 2017, along with over 250,000 m of drilling conducted by Kinross Gold and its predecessors. The Report shows a substantial conversion of inferred resources to measured and indicated (“M&I”) ounces, with approximately 90% of the new resource sitting in M&I. This reflects the data added to the Project through the successful confirmatory drilling, comprehensive relogging of historical drill holes, and continued compilation of historical geological information.

Resource work for this Report was completed by Mine Development Associates (“MDA”) of Reno, Nevada, under the supervision of Michael Gustin, an independent Qualified Person under NI 43-101.

Table 1. DeLamar Project Global (DeLamar + Florida Mountain) Gold and Silver Resources

Classification	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t AuEq	oz AuEq

Measured	16,078,000	0.52	270,000	34.3	17,726,000	0.96	498,000
Indicated	156,287,000	0.42	2,106,000	19.7	98,788,000	0.67	3,377,000
Measured + Indicated	172,365,000	0.43	2,376,000	21.0	116,514,000	0.70	3,875,000
Inferred	28,266,000	0.38	343,000	13.5	12,240,000	0.55	501,000

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Oxidized and Transitional Mineral Resources are reported at a 0.2 g AuEq/t cut-off in consideration of potential open-pit mining and heap- leach processing. Unoxidized Mineral Resources are reported at a 0.3 g AuEq/t cut-off in consideration of potential open pit mining a milling / agitated leaching or flotation processing. The Mineral Resources are constrained by pit optimizations.

3. The DeLamar Deposit and Florida Mountain Deposit mineral resources have been constrained to lie within optimized pit shells created using metal prices of USD $1,400/ounce of gold and USD $18/ounce of silver. For reporting purposes within this press release, these metal prices were also used to calculate the gold equivalent grades and gold equivalent ounces disclosed in this press release, with the formula g/t AuEq = g/t Au + (g/t Ag ÷ 77.7).

4. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

5. The Effective Date of the Mineral Resource is May 1, 2019.

6. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Tables summarizing the grade and tonnage relationships at varying cut-off grades and oxidation states at the DeLamar Deposit are linked below:

https://www.integraresources.com/site/assets/files/2572/del_re_sensitivity_vuse.pdf

Tables summarizing the grade and tonnage relationships at varying cut-off grades and oxidation states at the Florida Mountain Deposit are linked below:

https://www.integraresources.com/site/assets/files/2572/fm_re_sensitivity_vuse.pdf

Next Steps

The many studies underpinning Integra’s maiden PEA, currently scheduled for completion in September 2019, are now complete or nearing completion. The Report filed today, along with detailed engineering, environmental, metallurgical, operational, and economic studies will all be incorporated into the maiden PEA. This PEA will be an option study for the project that demonstrates multiple processing options, including heap leaching and milling.

Integra currently has one drill rig in operation on Florida Mountain, where the Company plans to drill 6,500 m this year. Outside of the well-defined deposit footprints, much of Integra’s district size 11,000+ hectare land package has never undergone modern exploration. In light of the expanded land package, the Company recently flew extensive airborne geophysical and hyperspectral surveys. The resulting data, once compiled, will be used to target upcoming grab sampling and soil sampling surveys along with future exploration drilling.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the DeLamar Project, including insertion of duplicate, blank and standard samples into the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Persons

The scientific and technical information contained in this news release has been verified and approved by E. Max Baker PhD. (FAusIMM), Integra’s Vice President Exploration, of Reno, Nevada, a "qualified person" within the meaning of NI 43- 101.

The mineral resource estimates were prepared by Mine Development Associates of Reno, Nevada under the supervision of Michael Gustin. Mr. Gustin is a Qualified Person and is independent of the Company as defined by NI 43-101.

About Integra Resources

Integra Resources is a development-stage company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits in the heart of the historic Owyhee County mining district in south western Idaho. The first exploration program in over 25 years began on the DeLamar Project in 2018, with more than 30,000 meters drilled to date. The management team comprises the former executive team from Integra Gold Corp. For additional information, see “Technical Report and Updated Resource Estimates for the DeLamar and Florida Mountain Gold – Silver Project, Owyhee County, Idaho, USA”, dated July 30, 2019.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO, and Director

CONTACT INFORMATION

Corporate Inquiries: Chris Gordon, chris@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Cautionary Statement Regarding Forward Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. . In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates and PEA; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward- looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.